UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1 )*

NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

635906100
(CUSIP Number)

September 23, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635906100	Page 2 of 12 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The 1818 Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 634,155
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 634,155
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 635906100	Page 3 of 12 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brown Brothers Harriman & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 634,155
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 634,155
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 635906100	Page 4 of 12 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON T. Michael Long
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 634,155
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 634,155
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 635906100	Page 5 of 12 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence C. Tucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 634,155
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 634,155
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 635906100	Page 6 of 12 Pages

SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer

National Healthcare Corporation (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices

100 Vine Street, Suite 1400, Murfreesboro, TN 37130

ITEM 2.	(a)	Name of Persons Filing

(i) The 1818 Fund II, L.P. (the “Fund”)

(ii) Brown Brothers Harriman & Co., the general partner of the Fund (“BBH&Co.”)

(iii) T. Michael Long; and

(iv) Lawrence C. Tucker (“Tucker”)((i) through (iv) collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office

The address of the principal business offices of each of the Reporting Persons is 140 Broadway New York, New York 10005.

	(c)	Citizenship

Fund- a Delaware limited partnership BBH& Co.- a New York limited partnership Long- United States Tucker- United States

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock” or “Shares)

	(e)	CUSIP Number:

635906100

ITEM 3.	If this statement is filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 635906100	Page 7 of 12 Pages

SCHEDULE 13G

ITEM 4.	Ownership

(a) Amount Beneficially Owned:

As of September 23, 2009, the Fund was the holder of 634,155 shares of Common Stock.

By virtue of BBH& Co.’s relationship with the Fund, BBH&Co. may be deemed to beneficially own, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (the “Act”) 634,155 Shares. By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares, each of Long and Tucker may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 634,155 Shares.

(b) Percent of Class:

Based on calculations made in accordance with Rule 13d-3(d), and there being 13,666,372 Shares outstanding as of August 5, 2009 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2009, each of the Reporting Persons may be deemed to beneficially own approximately 4.6% of the outstanding Shares.

(c) Number of Shares as to Which such person has:

(i) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares that may be deemed to be owned beneficially by each of them.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 635906100	Page 8 of 12 Pages

SCHEDULE 13G

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 635906100	Page 9 of 11 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of September 24, 2009

THE 1818 FUND II, L.P.
By:	Brown Brothers Harriman & Co., its General partner
By:	/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

BROWN BROTHERS HARRIMAN & CO.
By:	/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

/s/ T. Michael Long
Name: T. Michael Long Title: Partner

CUSIP No. 635906100	Page 10 of 12 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 635906100	Page 11 of 12 Pages

SCHEDULE 13G

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of September 24, 2009

THE 1818 FUND II, L.P.
By:	Brown Brothers Harriman & Co., its General partner
By:	/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

BROWN BROTHERS HARRIMAN & CO.
By:	/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

/s/ Lawrence C. Tucker
Name: Lawrence C. Tucker Title: Partner

/s/ T. Michael Long
Name: T. Michael Long Title: Partner